EXHIBIT 99.5

Call-Net Enterprises to release Q2 2004 results on Wednesday, July 28, 2004, quarterly conference call at 1:00 p.m.

TORONTO, July 26, 2004 - Call-Net Enterprises Inc. (TSX: FON, FON.B) will release its second quarter 2004 results before the markets open on Wednesday, July 28, 2004. Later the same day, the Company will hold a quarterly conference call.

Date:	Wednesday, July 28, 2004
Time:	1:00 p.m. ET
Participants:	Bill Linton, president and chief executive officer Roy Graydon, executive vice president & chief financial officer
Access Number:	1-800-446-4472 and 416-695-9757
Confirmation:	T512862S
Webcast:	www.callnet.ca or http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=868340

To participate in the conference call, please call the access number 10 minutes prior to the scheduled start time and request Call-Net’s second quarter results teleconference. If you require assistance during the conference call, you can reach an operator by pressing ‘0’.

A replay of the conference call will be available as follows:

Replay:	1-888-509-0081 and 416-695-5275 until August 4, 2004.
Archive:	The audio webcast will be archived at www.callnet.ca

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home, long distance, dial-up Internet and wireless phone services to consumers and local, long distance, toll free, enhanced voice, data and IP services to businesses of all sizes across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

For further information:
Karen O’Leary
(416) 718-6445
karen.oleary@sprint-canada.com